UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Aegean Marine Petroleum Network Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y0017S102

(CUSIP Number)

THE committee for aegean accountability

c/o Tyler Baron

1 Ferry Building, Suite 255

San Francisco, California 94111

(415) 677-5490

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

THE COMMITTEE FOR AEGEAN ACCOUNTABILITY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,736,358
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,736,358
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,736,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TYLER BARON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		160,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

160,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

AUGUST ROTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		800,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

800,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

JUSTIN MOORE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		650,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

650,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL OPPORTUNITY FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		858,800
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

858,800
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

858,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		858,800
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

858,800
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

858,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL MANAGEMENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NORTH CAROLINA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,003,390
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,003,390
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,003,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

IA

8

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

HIMANSHU H. SHAH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		35,594
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,003,390
PERSON WITH	9	SOLE DISPOSITIVE POWER

35,594
	10	SHARED DISPOSITIVE POWER

1,003,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,038,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		313,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

313,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

313,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE DEEP VALUE FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		310,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

310,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

310,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IV

11

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE & CO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MISSOURI
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,990,639
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,990,639
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,990,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IA

12

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

JOSEPH E. TOWLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		69,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,990,639
PERSON WITH	9	SOLE DISPOSITIVE POWER

69,000
	10	SHARED DISPOSITIVE POWER

1,990,639
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,059,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

CHRISTOPHER D. TOWLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		26,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,991,874
PERSON WITH	9	SOLE DISPOSITIVE POWER

26,500
	10	SHARED DISPOSITIVE POWER

1,991,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,018,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. Y0017S102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Aegean Marine Petroleum Network Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 10, Akti Kondili, 185 38, Piraeus, Greece.

Item 2.	Identity and Background.

(a)       On December 20, 2017, the filing persons formed The Committee for Aegean Accountability (the “Committee”) pursuant to a Group Agreement of event date therewith, as further defined and described below in Item 6. The members of the Committee include:

(i)	Tyler Baron, with respect to the Shares directly and beneficially owned by him;
(ii)	August Roth, with respect to the Shares directly and beneficially owned by him;
(iii)	Justin Moore, with respect to the Shares directly and beneficially owned by him;
(iv)	Shah Capital Opportunity Fund LP (“Shah Opportunity”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(v)	Shah Capital LLC (“Shah Capital”), a Delaware limited liability company, as the general partner of Shah Opportunity, with respect to the Shares directly and beneficially owned by it;
(vi)	Shah Capital Management (“Shah Management”), a North Carolina corporation, as the investment manager of Shah Opportunity and of a certain managed account (the “Shah Management Account”), and with respect to the Shares directly and beneficially owned by it;
(vii)	Himanshu H. Shah, as President and Chief Investment Officer of Shah Management, as Managing Member of Shah Capital, and with respect to the Shares directly and beneficially owned by him;
(viii)	Towle Capital Partners LP (“Towle Capital”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(ix)	Towle Deep Value Fund (“Towle Value”), a Delaware statutory trust and registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the Shares directly and beneficially owned by it;

15

CUSIP No. Y0017S102

(x)	Towle & Co. (“Towle”), a Missouri corporation, as the general partner of Towle Capital, the investment manager of Towle Value and with respect to the Shares directly and beneficially owned by it;
(xi)	Joseph E. Towle, as an owner of Towle and with respect to the Shares directly and beneficially owned by him; and
(xii)	Christopher D. Towle, as an owner of Towle and with respect to the Shares directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of Mr. Baron is 1 Ferry Building, Suite 255, San Francisco, California 94111. The address of the principal office of Messrs. Roth and Moore is 1050 Chestnut St., Menlo Park, California 94025. The address of the principal office of each of Shah Opportunity, Shah Capital, Shah Management and Mr. Shah is 8601 Six Forks Road, Suite 630, Raleigh, North Carolina 27615. The address of the principal office of each of Towle Capital, Towle Value, Towle and Messrs. J. Towle and C. Towle is 1610 Des Peres Road, Suite 250, St. Louis, Missouri 63131.

(c)       The principal business of Mr. Baron is as an investment manager. The principal business of Mr. Roth is as an investor. The principal business of Mr. Moore is as an investor. The principal business of each of Shah Opportunity, Shah Capital and Shah Management is investing in securities. The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital. The principal business of each of Towle Capital, Towle Value and Towle is investing in securities. The principal business of Mr. C. Towle is serving as President and Chief Executive Officer of Towle. The principal business of Mr. J. Towle is founder and owner of Towle.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Baron, Roth, Moore, Shah, J. Towle and C. Towle are citizens of the United States of America. Shah Opportunity, Shah Capital, Towle Capital and Towle Value are organized under the laws of the State of Delaware. Shah Management is organized under the laws of the State of North Carolina. Towle is organized under the laws of the State of Missouri.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Baron were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 160,000 Shares beneficially owned by Mr. Baron is approximately $688,770, excluding brokerage commissions.

16

CUSIP No. Y0017S102

The Shares purchased by Mr. Roth were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 800,000 Shares beneficially owned by Mr. Roth is approximately $3,704,000, including brokerage commissions.

The Shares purchased by Mr. Moore were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 650,000 Shares beneficially owned by Mr. Moore is approximately $2,621,302, including brokerage commissions.

The Shares purchased by each of Shah Opportunity and Shah Management and held in the Shah Management Account were purchased with the investment capital of Shah Management clients (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 858,800 Shares beneficially owned Shah Opportunity is approximately $4,055,597, including brokerage commissions. The aggregate purchase price of the 1,003,390 Shares beneficially owned Shah Management is approximately $4,465,086, including brokerage commissions.

The Shares purchased by Mr. Shah were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 35,594 Shares directly beneficially owned by Mr. Shah and is approximately $156,614, including brokerage commissions.

The Shares purchased by each of Towle Capital, Towle Value and Towle were purchased with the investment capital of Towle clients (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 313,000 Shares beneficially owned Towle Capital is approximately $2,175,350, excluding brokerage commissions. The aggregate purchase price of the 310,700 Shares beneficially owned Towle Value is approximately $2,159,365, excluding brokerage commissions. The aggregate purchase price of the 1,990,639 Shares beneficially owned Towle is approximately $13,834,941, excluding brokerage commissions.

The Shares purchased by each of Messrs. J. Towle and C. Towle were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 69,000 Shares owned directly and beneficially by Mr. J. Towle, including the 10,100 Shares owned by Ellwood House Association (“Ellwood”), a non-profit organization of which Mr. J. Towle is the investment manager, is approximately $404,492, including brokerage commissions. The aggregate purchase price of the 27,735 Shares owned directly and beneficially by Mr. C. Towle, including (i) 4,500 Shares directly owned by his spouse, and (ii) 1,235 Shares owned by Towle Institutional Partners, LP (“Towle Partners”), of which Mr. C. Towle is the general partner and investment manager, is approximately $171,714, including brokerage commissions.

Item 4.	Purpose of Transaction.

On December 20, 2017, the Committee issued a press release announcing that it delivered an open letter (the “Letter”) to the Chairman of the Issuer’s board of directors (the “Board”) identifying severe concerns with the Board’s ongoing conflicts of interest, poor financial management and inadequate corporate governance practices. The Committee noted in the Letter that its efforts to engage in constructive dialogue with the Board over the past eight months have not resulted in any meaningful changes to the Issuer’s governance and performance. To this end, the Committee noted its intent to nominate a slate of four highly qualified independent director candidates for election at the Issuer’s 2018 annual meeting of shareholders (the “2018 Annual Meeting”). Based on its discussions with the Issuer and its review of Marshall Islands law and the Issuer’s Articles of Incorporation and Bylaws, the Committee has concluded that there are two seats up for election at the 2018 Annual Meeting, as well as two existing vacancies in Class B that the Committee intends to nominate director candidates to fill. The existing Class B vacancies are a result of the failure of two directors to receive a majority of the votes cast in favor of their election at the Issuer’s 2017 annual meeting of shareholders. The Committee would view any attempt by the Board to eliminate or manipulate any existing vacancies as a transparent action to entrench management and the Board and to disenfranchise shareholders.

17

CUSIP No. Y0017S102

In the Letter, the Committee cited the impairment of shareholder value since the Issuer became publicly listed in 2006, noting that the Issuer’s shares have declined by 75% and underperformed the Russel 2000 Index by more than 200%. The Committee further noted that the Issuer’s valuation in relation to its net assets had reached an all-time low of 0.3x tangible book value and remains below a conservative estimate of liquidation value.

The Committee also expressed in the Letter its serious concerns regarding the Issuer’s troubling corporate governance practices, stating that the Issuer had been majority owned and controlled by its founder Mr. Dimitris Melissanidis, who has been subject to a number of proceedings, including criminal cases for which he was indicted but later acquitted. In addition, the Committee noted that the Issuer has engaged in various related party transactions with entities controlled by Mr. Melissanidis, many of which still persist.

The Committee stated that three out of four Board members currently serving were appointed by Mr. Melissanidis at the time of the Issuer’s IPO and shortly thereafter despite the fact that he is no longer a shareholder and the Issuer’s share ownership is nearly entirely concentrated in the United States today. The Letter further stated that no new members have joined the Board since 2009.

The Committee highlighted that the Issuer’s purchase of Mr. Melissanidis’ remaining stake for $100 million last year at $8.81 per share triggered liquidity problems for the Issuer and noted a subsequent decline in Issuer’s share price in the following months. The Committee also raised concerns in the Letter that the Issuer’s governance structure presents seven out of the eight problematic provisions that inform voting recommendations by Institutional Shareholder Services (“ISS”).

In the Letter, the Committee recommended changing the Issuer’s financing structure, reducing costs of capital, rationalizing the fixed asset base, instilling capital discipline and repositioning operations ahead of the significant industry changes prompted by IMO 2020 regulations expected to take effect in two years.

The Committee believes that the Board needs to be immediately reconstituted with directors who are fully committed to representing the best interests of all shareholders. The Committee further stated that the director candidates it has already recommended to the Board are uniquely well qualified to carry out the changes that are needed to restore shareholder value.

18

CUSIP No. Y0017S102

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to attempt to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition and board representation), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

The Committee calculated its percentage ownership in the Letter based on the Issuer’s diluted weighted average shares outstanding as reported in the Issuer’s Quarterly Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2017. The full text of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,640,422 Shares outstanding as of September 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 6-K filed with the SEC on November 15, 2017.

A.	Mr. Baron
(a)	As of the close of business on December 28, 2017, Mr. Baron directly owned 160,000 Shares.

Percentage: Less than 1%

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CUSIP No. Y0017S102

(b)	1. Sole power to vote or direct vote: 160,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 160,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Baron during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Roth
(a)	As of the close of business on December 28, 2017, Mr. Roth directly owned 800,000 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 800,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 800,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Roth during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Moore
(a)	As of the close of business on December 28, 2017, Mr. Moore directly owned 650,000 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 650,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 650,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Moore during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Shah Opportunity
(a)	As of the close of business on December 28, 2017, Shah Opportunity beneficially owned 858,800 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 858,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 858,800
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. Y0017S102

(c)	The transactions in the Shares by Shah Opportunity during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Shah Capital
(a)	As of the close of business on December 28, 2017, Shah Capital, as the general partner of Shah Opportunity, may be deemed the beneficial owner of the 858,800 Shares owned by Shah Opportunity

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 858,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 858,800
4. Shared power to dispose or direct the disposition: 0

(c)	Shah Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Shah Opportunity during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Shah Management
(a)	As of the close of business on December 28, 2017, Shah Management beneficially owned 1,003,390 Shares, of which 144,590 Shares were held in the Shah Management Account. Shah Management, as the investment manager of Shah Opportunity, may be deemed the beneficial owner of the 858,800 Shares owned by Shah Opportunity.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 1,003,390
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,003,390
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Shah Management as investment manager of Shah Opportunity and in the Shah Management Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Mr. Shah
(a)	As of the close of business on December 28, 2017, Mr. Shah directly owned 35,494 Shares. Mr. Shah, as President and Chief Investment Officer of Shah Management and the managing member Shah Capital, may be deemed the beneficial owner of the 1,003,390 Shares beneficially owned by Shah Management.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 35,594
2. Shared power to vote or direct vote: 1,003,390
3. Sole power to dispose or direct the disposition: 35,594
4. Shared power to dispose or direct the disposition: 1,003,390

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CUSIP No. Y0017S102

(c)	Mr. Shah has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Shah Opportunity and through the Shah Management Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Towle Capital
(a)	As of the close of business on December 28, 2017, Towle Capital beneficially owned 313,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 313,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 313,000
4. Shared power to dispose or direct the disposition: 0

(c)	Towle Capital has not entered into any transactions in the Shares during the past sixty days.
J.	Towle Value
(a)	As of the close of business on December 28, 2017, Towle Value beneficially owned 310,700 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 310,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 310,700
4. Shared power to dispose or direct the disposition: 0

(c)	Towle Value has not entered into any transactions in the Shares during the past sixty days.
K.	Towle
(a)	As of the close of business on December 28, 2017, Towle beneficially owned 1,990,639 Shares. Towle, as the general partner of Towle Capital and investment manager of Towle Value, may be deemed the beneficial owner of the (i) 313,000 shares owned by Towle Capital and (ii) the 310,700 shares owned by Towle Value.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 1,990,639
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,990,639
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Towle during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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CUSIP No. Y0017S102

L.	Mr. J. Towle
(a)	As of the close of business on December 28, 2017, Mr. J. Towle directly owned 58,900 Shares and, as the investment manager of Ellwood, may be deemed the beneficial owner of the 10,100 Shares held by Ellwood. Mr. J. Towle, as a partner of Towle, may be deemed the beneficial owner of the 1,990,639 Shares beneficially owned by Towle.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 69,000
2. Shared power to vote or direct vote: 1,990,639
3. Sole power to dispose or direct the disposition: 69,000
4. Shared power to dispose or direct the disposition: 1,990,639

(c)	Mr. J. Towle has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Towle during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Mr. C. Towle
(a)	As of the close of business on December 28, 2017, Mr. C. Towle directly owned 26,500 Shares, including 4,500 Shares owned by his spouse. Mr. C. Towle, as general partner of Towle Partners, may be deemed the beneficial owner of the 1,235 Shares held by Towle Partners. As a partner of Towle, Mr. C. Towle may be deemed the beneficial owner of the 1,990,639 Shares beneficially owned by Towle.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 26,500
2. Shared power to vote or direct vote: 1,991,874
3. Sole power to dispose or direct the disposition: 26,500
4. Shared power to dispose or direct the disposition: 1,991,874

(c)	Mr. C. Towle has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Towle during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As of the close of business on December 28, 2017, the Reporting Persons collectively beneficially owned an aggregate of 4,736,358 Shares, constituting approximately 11.7% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

23

CUSIP No. Y0017S102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 20, 2017, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) pursuant to which the Reporting Persons agreed, among other things, to (i) engage in discussions with the Issuer regarding means to enhance stockholder value and the corporate governance of the Issuer and (ii) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Open Letter to the Chairman of the Board of Directors, dated December 20, 2017.
99.2	Group Agreement, dated December 20, 2017.

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CUSIP No. Y0017S102

 SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2017

/s/ Tyler Baron
Tyler Baron

/s/ August Roth
August Roth

/s/ Justin Moore
Justin Moore

Shah Capital Opportunity Fund LP

By:	Shah Capital LLC, its General Partner

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Shah Capital LLC

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Shah Capital Management

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	President and Chief Investment Officer

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CUSIP No. Y0017S102

/s/ Himanshu H. Shah
Himanshu H. Shah

Towle Capital Partners LP

By:	Towle & Co., its General Partner

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

Towle Deep Value Fund

By:	Towle & Co., its Investment Manager

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

Towle & Co.

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

/s/ Joseph E. Towle
Joseph E. Towle

/s/ Christopher D. Towle
Christopher D. Towle

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CUSIP No. Y0017S102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

tyler baron

Purchase of Common Stock	1,000	4.4000[1]	10/25/2017
Sale of Common Stock	(11,000)	4.4500*	10/31/2017
Purchase of Common Stock	3,571	4.2500*	11/03/2017
Purchase of Common Stock	1,022	4.1500*	11/07/2017
Purchase of Common Stock	1,300	3.8250*	11/17/2017
Purchase of Common Stock	1,316	3.9500*	11/20/2017
Purchase of Common Stock	1,200	4.0500*	11/21/2017
Purchase of Common Stock	1,250	4.0458*	11/28/2017
Purchase of Common Stock	1,500	4.0000*	11/30/2017
Purchase of Common Stock	2,410	4.2000*	12/01/2017
Purchase of Common Stock	1,200	4.2500*	12/04/2017
Purchase of Common Stock	1,200	4.0500*	12/05/2017
Purchase of Common Stock	1,728	4.0442*	12/07/2017
Purchase of Common Stock	5,180	4.1476*	12/08/2017
Purchase of Common Stock	60,000	4.2500*	12/11/2017
Purchase of Common Stock	15,000	4.2500*	12/12/2017
Purchase of Common Stock	25,000	4.1331*	12/13/2017
Purchase of Common Stock	6,810	4.2073*	12/15/2017
Purchase of Common Stock	4,997	4.2300*	12/18/2017

august roth

Sale of Common Stock	(3,977)	4.5000	10/25/2017
Sale of Common Stock	(10,000)	4.5000	10/25/2017
Sale of Common Stock	(10,000)	4.5000	10/25/2017
Sale of Common Stock	(10,000)	4.5000	10/25/2017
Sale of Common Stock	(10,000)	4.5000	10/25/2017
Sale of Common Stock	(10,000)	4.5000	10/25/2017
Sale of Common Stock	(10,000)	4.5007	10/25/2017
Sale of Common Stock	(5,000)	4.5029	10/25/2017
Sale of Common Stock	(10,000)	4.5050	10/25/2017
Sale of Common Stock	(10,000)	4.5092	10/25/2017
Sale of Common Stock	(10,000)	4.5100	10/25/2017
Sale of Common Stock	(10,000)	4.5100	10/25/2017
Sale of Common Stock	(10,000)	4.5100	10/25/2017
Sale of Common Stock	(10,000)	4.5100	10/25/2017
Sale of Common Stock	(10,000)	4.5100	10/25/2017
Sale of Common Stock	(10,000)	4.5102	10/25/2017
Sale of Common Stock	(5,000)	4.5250	10/25/2017

*Represents the average price

CUSIP No. Y0017S102

Sale of Common Stock	(10,000)	4.1000	11/07/2017
Sale of Common Stock	(5,000)	4.1000	11/07/2017
Sale of Common Stock	(10,000)	4.1051	11/07/2017
Sale of Common Stock	(10,000)	4.1100	11/07/2017
Sale of Common Stock	(10,000)	4.1143	11/07/2017
Sale of Common Stock	(10,000)	4.1178	11/07/2017
Sale of Common Stock	(5,000)	4.1266	11/07/2017
Sale of Common Stock	(20,000)	4.1500	11/07/2017
Sale of Common Stock	(10,000)	4.1500	11/07/2017
Sale of Common Stock	(10,000)	4.1541	11/07/2017
Sale of Common Stock	(10,000)	4.1750	11/07/2017
Sale of Common Stock	(9,725)	4.2000	11/07/2017
Sale of Common Stock	(10,000)	4.2000	11/07/2017
Sale of Common Stock	(20,000)	4.2000	11/07/2017
Sale of Common Stock	(10,000)	4.2000	11/07/2017
Sale of Common Stock	(5,000)	4.2000	11/07/2017
Sale of Common Stock	(5,000)	4.2000	11/07/2017
Sale of Common Stock	(10,000)	4.2000	11/07/2017
Sale of Common Stock	(10,000)	4.2000	11/07/2017
Sale of Common Stock	(10,000)	4.2000	11/07/2017
Sale of Common Stock	(10,000)	4.2000	11/07/2017
Sale of Common Stock	(5,000)	4.2000	11/07/2017
Sale of Common Stock	(10,000)	4.2003	11/07/2017
Sale of Common Stock	(10,000)	4.2014	11/07/2017
Sale of Common Stock	(10,000)	4.2030	11/07/2017
Sale of Common Stock	(10,000)	4.2037	11/07/2017
Sale of Common Stock	(10,000)	4.2050	11/07/2017
Sale of Common Stock	(10,000)	4.2100	11/07/2017
Sale of Common Stock	(10,000)	4.2107	11/07/2017
Sale of Common Stock	(10,000)	4.2250	11/07/2017
Sale of Common Stock	(5,000)	4.2266	11/07/2017
Purchase of Common Stock	5,000	3.2250	11/16/2017
Purchase of Common Stock	26	3.2500	11/16/2017
Purchase of Common Stock	10,000	3.2500	11/16/2017
Purchase of Common Stock	5,000	3.2500	11/16/2017
Purchase of Common Stock	5,000	3.3000	11/16/2017
Purchase of Common Stock	4,974	3.3000	11/16/2017
Purchase of Common Stock	5,000	3.3750	11/17/2017
Purchase of Common Stock	5,000	3.3750	11/17/2017
Purchase of Common Stock	2,500	3.3750	11/17/2017
Purchase of Common Stock	2,500	3.3750	11/17/2017
Purchase of Common Stock	2,500	3.3750	11/17/2017
Purchase of Common Stock	2,500	3.3750	11/17/2017
Purchase of Common Stock	2,500	3.3750	11/17/2017
Purchase of Common Stock	2,500	3.3900	11/17/2017
Purchase of Common Stock	2,000	3.5210	11/17/2017
Purchase of Common Stock	5,000	3.5234	11/17/2017
Purchase of Common Stock	5,000	3.5250	11/17/2017
Purchase of Common Stock	3,000	3.5418	11/17/2017
Purchase of Common Stock	3,504	3.5457	11/17/2017
Purchase of Common Stock	1,496	3.5842	11/17/2017

CUSIP No. Y0017S102

Purchase of Common Stock	2,500	3.5876	11/17/2017
Purchase of Common Stock	2,500	3.5909	11/17/2017
Purchase of Common Stock	2,500	3.5954	11/17/2017
Purchase of Common Stock	2,500	3.5955	11/17/2017
Purchase of Common Stock	3,000	3.6400	11/17/2017
Purchase of Common Stock	2,000	3.6400	11/17/2017
Purchase of Common Stock	3,000	3.6500	11/17/2017
Purchase of Common Stock	2,000	3.6500	11/17/2017
Purchase of Common Stock	512	3.6500	11/17/2017
Purchase of Common Stock	5,000	3.7191	11/17/2017
Purchase of Common Stock	5,000	3.7250	11/17/2017
Purchase of Common Stock	4,488	3.7380	11/17/2017
Purchase of Common Stock	5,000	3.7382	11/17/2017
Purchase of Common Stock	5,000	3.7382	11/17/2017
Purchase of Common Stock	5,000	3.7391	11/17/2017
Purchase of Common Stock	5,000	3.7391	11/17/2017
Purchase of Common Stock	5,000	3.7400	11/17/2017
Purchase of Common Stock	5,000	3.7400	11/17/2017
Purchase of Common Stock	5,000	3.7400	11/17/2017
Purchase of Common Stock	5,000	3.7400	11/17/2017
Purchase of Common Stock	5,000	3.7484	11/17/2017
Purchase of Common Stock	5,000	3.7900	11/17/2017
Purchase of Common Stock	5,000	3.7900	11/17/2017
Purchase of Common Stock	5,000	3.7950	11/17/2017
Purchase of Common Stock	5,000	3.7991	11/17/2017
Purchase of Common Stock	2,000	3.8300	11/20/2017
Purchase of Common Stock	1,000	3.8400	11/20/2017
Purchase of Common Stock	2,500	3.8400	11/20/2017
Purchase of Common Stock	3,000	3.8417	11/20/2017
Purchase of Common Stock	1,300	3.8453	11/20/2017
Purchase of Common Stock	5,000	3.9363	11/20/2017
Purchase of Common Stock	5,000	3.9400	11/20/2017
Purchase of Common Stock	3,000	3.9400	11/20/2017
Purchase of Common Stock	1,200	3.9400	11/20/2017
Purchase of Common Stock	5,000	3.9467	11/20/2017
Purchase of Common Stock	5,000	4.0250	11/21/2017
Purchase of Common Stock	5,000	4.0346	11/21/2017
Purchase of Common Stock	5,000	4.0391	11/21/2017
Purchase of Common Stock	10,000	4.0400	11/21/2017
Purchase of Common Stock	5,000	4.0426	11/21/2017
Purchase of Common Stock	7,424	4.0500	11/21/2017
Purchase of Common Stock	5,000	4.0500	11/21/2017
Purchase of Common Stock	5,000	4.0750	11/21/2017
Purchase of Common Stock	2,576	4.0750	11/21/2017
Purchase of Common Stock	2,000	4.1750	12/01/2017
Purchase of Common Stock	2,000	4.1750	12/01/2017
Purchase of Common Stock	2,000	4.1750	12/01/2017
Purchase of Common Stock	2,000	4.1750	12/01/2017
Purchase of Common Stock	2,000	4.1750	12/01/2017
Purchase of Common Stock	5,000	4.0912	12/14/2017
Purchase of Common Stock	5,000	4.0942	12/14/2017

CUSIP No. Y0017S102

Purchase of Common Stock	5,000	4.0980	12/14/2017
Purchase of Common Stock	5,000	4.0984	12/14/2017
Purchase of Common Stock	10,000	4.1894	12/14/2017
Purchase of Common Stock	10,000	4.1900	12/14/2017
Purchase of Common Stock	2,000	4.2250	12/14/2017
Purchase of Common Stock	2,000	4.2250	12/14/2017
Purchase of Common Stock	2,000	4.2334	12/14/2017
Purchase of Common Stock	2,000	4.2400	12/14/2017
Purchase of Common Stock	1,000	4.2500	12/14/2017
Purchase of Common Stock	5,000	4.0734	12/15/2017
Purchase of Common Stock	5,000	4.0831	12/15/2017
Purchase of Common Stock	5,000	4.0868	12/18/2017
Purchase of Common Stock	5,000	4.0894	12/18/2017
Purchase of Common Stock	5,000	4.0894	12/18/2017
Purchase of Common Stock	5,000	4.0898	12/18/2017
Purchase of Common Stock	3,000	4.1247	12/18/2017
Purchase of Common Stock	2,702	4.1250	12/18/2017
Purchase of Common Stock	5,000	4.1394	12/18/2017

justin moore

Purchase of Common Stock	601	4.4000	10/25/2017
Purchase of Common Stock	45,772	4.4000	10/26/2017
Purchase of Common Stock	4,228	4.3900	10/26/2017
Purchase of Common Stock	437	4.4000	10/30/2017
Purchase of Common Stock	2,500	4.4000	10/31/2017
Purchase of Common Stock	22,500	4.3900	10/31/2017
Purchase of Common Stock	2,000	4.4000	11/01/2017
Purchase of Common Stock	2,000	4.4000	11/03/2017
Purchase of Common Stock	8,000	4.3900	11/03/2017
Purchase of Common Stock	15,000	4.3000	11/03/2017
Purchase of Common Stock	1,500	4.3000	11/03/2017
Purchase of Common Stock	13,500	4.2900	11/03/2017
Purchase of Common Stock	800	4.2000	11/03/2017
Purchase of Common Stock	15,000	4.2000	11/07/2017
Purchase of Common Stock	10,000	4.2000	11/07/2017
Purchase of Common Stock	15,000	4.1500	11/07/2017
Purchase of Common Stock	15,000	3.8000	11/08/2017
Purchase of Common Stock	15,000	3.7400	11/08/2017
Purchase of Common Stock	4,880	3.6500	11/08/2017
Purchase of Common Stock	900	3.7000	11/09/2017
Purchase of Common Stock	9,000	3.6900	11/09/2017
Purchase of Common Stock	100	3.6750	11/09/2017
Purchase of Common Stock	5,000	3.7000	11/10/2017
Purchase of Common Stock	5,000	3.6500	11/10/2017
Purchase of Common Stock	5,000	3.6500	11/13/2017

CUSIP No. Y0017S102

Purchase of Common Stock	5,000	3.3500	11/14/2017
Purchase of Common Stock	5,000	3.3500	11/14/2017
Purchase of Common Stock	900	3.2000	11/15/2017
Purchase of Common Stock	1,978	3.7500	11/20/2017
Purchase of Common Stock	8,022	3.7400	11/20/2017
Purchase of Common Stock	10,000	3.7000	11/20/2017
Purchase of Common Stock	10,000	3.6500	11/20/2017
Purchase of Common Stock	1,014	3.8500	11/20/2017
Purchase of Common Stock	6,600	3.9500	11/21/2017
Purchase of Common Stock	5,600	3.9500	11/22/2017
Purchase of Common Stock	4,400	3.9000	11/22/2017
Purchase of Common Stock	3,000	3.9000	11/22/2017
Purchase of Common Stock	7,000	3.8900	11/22/2017
Purchase of Common Stock	10,000	3.8500	11/22/2017
Purchase of Common Stock	2	3.9500	11/27/2017
Purchase of Common Stock	10,000	3.9500	11/28/2017
Purchase of Common Stock	10,000	4.0500	11/29/2017
Purchase of Common Stock	10,000	4.0000	11/29/2017
Purchase of Common Stock	20,000	4.0500	11/30/2017
Purchase of Common Stock	20,000	4.0000	11/30/2017
Purchase of Common Stock	20,000	4.0000	11/30/2017
Purchase of Common Stock	10,000	3.9900	11/30/2017
Purchase of Common Stock	6,109	4.0000	12/01/2017
Purchase of Common Stock	20,000	4.0000	12/13/2017
Purchase of Common Stock	40,000	4.0000	12/13/2017
Purchase of Common Stock	20,000	4.0000	12/13/2017
Purchase of Common Stock	20,000	3.9900	12/13/2017
Purchase of Common Stock	20,774	4.0000	12/15/2017
Purchase of Common Stock	25,000	4.0500	12/15/2017
Purchase of Common Stock	14,100	4.0500	12/15/2017
Purchase of Common Stock	10,900	4.0450	12/15/2017
Purchase of Common Stock	300	4.0500	12/19/2017
Purchase of Common Stock	74,700	4.0500	12/19/2017
Purchase of Common Stock	71	4.0000	12/19/2017
Purchase of Common Stock	26	4.0450	12/19/2017
Purchase of Common Stock	786	4.0450	12/19/2017

Shah Capital opportunity fund lp

Purchase of Common Stock	100,000	4.2372	11/07/2017
Purchase of Common Stock	162,528	4.1811	11/07/2017
Purchase of Common Stock	15,729	3.2125	11/16/2017
Purchase of Common Stock	87,033	4.0409	12/15/2017
Purchase of Common Stock	16,800	4.1027	12/18/2017

CUSIP No. Y0017S102

Shah capital mangement, inc.

(Through the Shah Management Account)

Purchase of Common Stock	50,774	4.4536	10/31/2017
Purchase of Common Stock	86,316	4.4500	11/02/2017
Purchase of Common Stock	5,000	4.3500	11/03/2017
Purchase of Common Stock	2,500	4.3350	11/03/2017

TOWLE & CO.

Sale of Common Stock	(260)	4.4049*	10/25/2017
Sale of Common Stock	(40)	3.2798*	11/14/2017
Sale of Common Stock	(142)	3.9799*	11/30/2017
Sale of Common Stock	(9,408)	4.1177*	12/01/2017
Purchase of Common Stock	2,540	4.2700*	12/12/2017
Sale of Common Stock	(100)	4.0750*	12/21/2017

*Reflects the weighted average price.